November 10, 2011

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Core Laboratories N.V.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Form 8-K
Filed April 19, 2011
File No.: 1-14273

Dear Mr. Schwall:

Thank you for the letter dated October 20, 2011 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 Core Laboratories N.V. (the “Form 10-K”) and our Form 8-K filed on April 19, 2011 (the “Form 8-K). Set forth below are the responses of Core Laboratories N.V. (“Core Laboratories” or the “Company”) to your additional comments in the order in which they were presented in the letter from the Staff. For your convenience, each response is prefaced by the exact text of the corresponding comment.
Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements
Note 15: Segment reporting, page F-25

1.
Your response to prior comment 14 indicates that you separately disclose revenues from products and services as you feel that is meaningful information in evaluating the performance of the Company and understanding the underlying trends of your revenues. However, we are unable to locate any such disclosure within the footnotes to your financial statements, which would appear to be required by FASB ASC 280-10-50-40. Please provide us with the location of this information in the footnotes to your financial statements or provide us with the draft product and service disclosures you intend to present.

As clarification of the response in our letter to you dated August 4, 2011, we have disclosed the amount of revenues derived from transactions with external customers for our products and for our services separately on page F-3 in the consolidated statements of operations in our Form 10-K for the benefit of the reader. In our supplemental conversation with the Staff on October 24, 2011, we submit the following to address further comments as to the disclosure of revenues separately for products and separately for services in our segment reporting.
In our segment reporting under Footnote 15 of our Form 10-K, we provide revenue for products and services on a combined basis which is consistent with the manner in which our Chief Operating Decision Makers (“CODMs”) view the activities of the business for making decisions and allocating resources. The CODMs do not use, individually, the revenue for products and the revenue for services information in managing the activities, identifying trends, and evaluating the performance of the Company. The CODMs also do not receive revenue information on a regular basis for products or for services but rather receive and review revenue information by the combined products and services revenue for each of our three reportable segments. Please see Exhibit 3 provided in our previous letter of response to you dated August 4, 2011. It is our view that ASC 280-10-50-22 (a) requires disclosure of revenues on a similar basis for each reportable segment as used by the CODMs or included in management reports or segment profitability reports provided to and reviewed by the CODMs.
Each segment is comprised of products and services that are specifically focused on the three types of activities that the Company provides in optimizing production from oil and gas reservoirs. Our Reservoir Description segment is focused on laboratory-based characterization of rock, fluid, and gas properties which is important in evaluating a reservoir and typically applies when the well is drilled and produced. The Production Enhancement segment provides reservoir enhancement services and products at the well-site for well completions, perforations, stimulations and production which are performed when the well is being prepared for production. The Reservoir Management segment integrates information from these services to provide information to our clients for the development of entire fields.
The Company provides thousands of products and services and are grouped in accordance to application, hence our three segments. To provide information on a more specific basis is viewed by the Company as administratively burdensome given that it is information which is not used by the CODMs. Accordingly, it is the Company's view that the revenue information disclosure reported in our Form 10-K is appropriate.
Although we describe these segments in our Form 10-K in Item 1, Item 7 under “Segment Analysis”, and in Footnote 1 and Footnote 15; we intend to add additional language in Item 7 and Footnote 15 that describes our rational for grouping these activities in this manner. Proposed language to be added is as follows:
“The business activities of our segments represent three distinct areas of application for our technologies and are reported consistent with our internal reporting structure. As new products and services are developed, they are included in the segment most appropriate for the area of application of those products and services.”

Form 8-K

2.
We have reviewed your response to prior comment 15. Notwithstanding your designation of Free Cash Flow per share as a performance measure, your measure appears to be in substance a liquidity measure. In this regard, your use of Free Cash Flow per share does not appear appropriate under ASR 142, Item 10(e) of Regulation S-K, and Regulation G. Please discontinue the use of this measure in both your documents filed and furnished with the SEC as well as your earnings calls.

We have excluded the measure of Free Cash Flow per share from our latest earnings release based upon your comments and will not refer to this measure in future documents filed or furnished with the SEC or in subsequent earnings calls.

Please let me know if you have any further follow-up comments/questions and we will provide any additional comment or materials if needed.

Sincerely yours,

/s/ C. Brig Miller
C. Brig Miller
Chief Accounting Officer